Filed pursuant to Rule 433

Registration Statement No. 333-157088

BROADCOM CORPORATION

2.700% Senior Notes due 2018

Pricing Term Sheet, dated November 4, 2011

This pricing term sheet supplements and should be read together with the preliminary prospectus supplement, dated November 4, 2011, relating to these securities.

Issuer:	Broadcom Corporation

Size:	$500,000,000

Maturity:	November 1, 2018

Coupon (Interest Rate):	2.700% per annum

Yield to Maturity:	2.762%

Spread to Benchmark Treasury:	T + 130bps

Benchmark Treasury:	1.750% due October 31, 2018

Benchmark Treasury Price and Yield:	101-29 ; 1.462%

Interest Payment Dates:	May 1 and November 1 of each year, commencing May 1, 2012

Optional Redemption Provision:	The notes may be redeemed or purchased in whole or in part at our option at any time or from time to time prior to maturity at a redemption price equal to the greater of: (1) 100% of the aggregate principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined in the prospectus supplement) of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Special Mandatory Redemption:	If, for any reason, the Acquisition (as defined in the prospectus supplement) is not completed on or prior to August 31, 2012 (the “Outside Date”), we will be required to redeem the notes on the Special Mandatory Redemption Date (as defined in the prospectus supplement) at a redemption price equal to 101% of the aggregate principal amount of the notes outstanding, plus accrued and unpaid interest thereon to, but excluding, the Special Mandatory Redemption Date; provided, however, that if the Merger Agreement (as defined in the prospectus supplement) is terminated in accordance with its terms, the Outside Date shall be the date the Merger Agreement is terminated.

Price to Public:	99.609%

Trade Date:	November 4, 2011

Settlement Date:	November 9, 2011

Ratings:	A2 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by Standard & Poor’s Ratings Service

CUSIP/ISIN:	111320AE7 / US111320AE77

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.

Co-Manager:	Mitsubishi UFJ Securities (USA), Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter can arrange to send you a copy of the documents if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Morgan Stanley & Co. LLC at 866-718-1649.